Exhibit 99.1

No.26-18	BMM: TSX-V	NEWS RELEASE

Black Mammoth Metals Receives Approval to List on the Nasdaq Capital Market

Vancouver, B.C., October 14, 2026. Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that the common shares of the Company (the “Common Shares“) have been approved for listing on the Nasdaq Capital Market (“Nasdaq“) under the ticker symbol “BMMX”.

The Common Shares are expected to commence trading on Nasdaq on October 15, 2026. The Nasdaq listing is expected to strengthen the Company’s capital markets presence and facilitate access to a broader investor base while complementing its existing Canadian market presence. In connection with the Nasdaq listing, the Company expects its Common Shares to be removed from the OTC Pink Limited Market on October 15, 2026.

The Company has filed a registration statement on Form 40-F with the United States Securities and Exchange Commission (the “SEC“) in connection with the Nasdaq listing pursuant to the multijurisdictional disclosure system. The registration statement is expected to become effective on or before 4:30 p.m. (Eastern Time) on October 14, 2026, in advance of the commencement of trading on Nasdaq on October 15, 2026.

No action is required by existing shareholders in connection with the Nasdaq listing.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 28 core properties:

•	Mineral Mountain, Washington County, UT.

•	Antelope Gold property, White Pine County, NV.

•	305 property, Lander County, NV.

•	Cupz Gold property, Esmeralda County, NV.

•	West Reveille Silver property, Nye County, NV.

•	Tom’s Pediment Gold-Silver property, Lander County, NV.

•	Mustang Gold-Silver property, Nye County, NV.

•	Ramsey Silver property, La Paz County, AZ.

•	Gallinas Rare Earth property, Lincoln County, NM.

•	Amador Silver property, Lander County, NV.

•	Big Bear Copper property, Gila County, AZ.

•	Zulu Gold property, Gila County, AZ.

•	Northern Star property, La Paz County, AZ.

•	Coal Canyon Gold property, Pershing County, NV.

•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.

•	Clover High-Grade Gold property, Elko County, NV.

•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.

•	East Reveille Gold property, Nye County, NV.

•	America Mine Gold property, San Bernardino, CA.

•	Quito Gold property, Lander County, NV.

•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).

•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Qualified Person

Mark J. Abrams, CPG #11451, a Qualified Person as defined under NI 43-101, and a director of Black Mammoth, has reviewed and approved the technical content in this news release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain “forward-looking statements” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the expected commencement of trading of the Common Shares on Nasdaq on October 15, 2026, the expected removal of the Common Shares from the OTC Pink Limited Market, and the anticipated benefits of the Nasdaq listing, including strengthening the Company’s capital markets presence, facilitating access to a broader investor base and complementing its existing Canadian market presence.

Forward-looking information and statements are based on certain assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking information and statements. Key assumptions include, without limitation: the Company’s Common Shares will be accepted for trading on Nasdaq as anticipated; the SEC registration statement on Form 40-F will be declared effective prior to the anticipated trading date; general market and economic conditions will remain stable; and the Company will continue to operate its business in the ordinary course. Key risks and uncertainties that could cause actual results to differ materially from forward-looking information and statements include, without limitation: the Company may not realize the anticipated benefits of the Nasdaq listing; the Company’s capital markets presence may not be strengthened by the listing; the Company may not be able to access capital markets on favourable terms or at all; the Company may not gain access to a broader investor base that complements its existing market presence; general market, economic, and industry conditions may deteriorate; changes in applicable laws or regulations; the Company may not be able to maintain compliance with the continued listing standards of Nasdaq or the TSX Venture Exchange (“TSXV”); and other risks described in the Company’s public disclosure documents filed on SEDAR+ (www.sedarplus.ca) and with the SEC (www.sec.gov)

There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither Nasdaq, the TSXV, nor any securities regulatory authority has approved or disapproved of the contents of this press release.

For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com